SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 28 July 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

July 28, 2009

BP OUTPUT RISES AS CEO HAYWARD SEES COSTS FALLING

$1 BILLION MORE THAN EXPECTED BY YEAR-END

Compared to the same period last year, BP's reported daily production jumped 4 per cent to more than 4 million barrels of oil equivalent in the three months to end-June. Also, the $2 billion reduction in cash costs targeted for 2009 as a whole has already been exceeded and a further $1 billion saving is expected over the remainder of the year, the company said today.

Announcing second quarter replacement cost profits of $3,140 million - up over 30 per cent on the first quarter, chief executive Tony Hayward said BP was delivering good performance in a very tough environment.

"We are in turbulent times, volatile and uncertain. But we continue to steer a steady course through choppy waters. Two years ago we set out to restore our ability to compete more effectively with our rivals in the sector.

"The momentum we established in that process remains very powerful. Despite the current climate, we are making good progress in growing our upstream, turning around our downstream and driving cost-efficiency across the group."

Hayward said progress was underpinned by a simplified organisation, deepening expertise at the operational level and unrelenting focus on operational safety and integrity. Cash costs had been reduced by more than $2 billion in the first half of the year, versus the same period last year.

"We have already surpassed the target we set ourselves at the beginning of this year for cash costs but we are by no means complacent. We will continue to push efficiencies into the group and make sure every dollar counts. Based on this strong progress, we can expect cash costs for the full year to be down by more than $3 billion compared with 2008."  Highlights for the quarter were:

  Replacement cost profit of $3,140 million, up 32 per cent from $2,387 million in the first quarter but down 53 per cent on the same period last year

  Reported daily oil and gas production of 4.005 million barrels of oil equivalent, 4 per cent higher than the second quarter of 2008

  Capital spending for the quarter of $4.8 billion and $9.4 billion for the half year

  Net cash from operations of $6.8 billion versus $6.7 billion a year ago

  Net debt of $27.1 billion and gearing at 22 per cent

  An effective tax rate of 35 per cent, unchanged from last year.

BP's dividend for the quarter was 14 cents a share, the same as for the corresponding period in 2008. In sterling terms this represents a rise of 21 per cent year-on-year, a reflection of the stronger dollar.

Hayward said the latest economic data suggested the global economy could stabilise this summer but that any recovery, whenever it comes, would likely be sluggish: "The overall picture is of energy demand now stabilising following significant falls in the first half of the year. We see little evidence of any growth in demand and expect the recovery to be long and drawn out."

He said expected organic capital investment for 2009 of under $20 billion remained in line with previous predictions. Disposal proceeds for the first six months totalled $1 billion and were envisaged at $2-3 billion for the year as a whole.

He added that year-on-year production growth was expected to continue in the second half, though normal seasonal maintenance turnarounds would impact the third quarter. In the Downstream, with Texas City restored to full capability, overall refining availability rose 5.3 percentage points versus the same period last year, to 93.6 per cent, its highest level since the first quarter of 2005. For the half year, refining and marketing costs were down 15 per cent compared with the same period in 2008.

In remarks scheduled for financial analysts later today, Hayward said the strategy of the past two years remains firmly on track. "In the Upstream we said we would deliver profitable growth, and we are doing so. Costs are coming down, capital efficiency is rising and we expect output to grow again this year.

"In the Downstream we said we would turn around the business and we are doing so. In Alternative Energy we said we would refocus and simplify the business and that is what we are doing. And we are not letting up on driving efficiency across the group.

"Our view remains that the right current balance is to continue to pay the dividend and maintain investment to grow the company. We will continue to use the capacity of our balance sheet while the industry cost structure adjusts."

- ENDS -

This press statement contains forward-looking statements, particularly those regarding costs; energy demand; global economic recovery; organic capital investment; disposal proceeds; production growth; impact of turnarounds; strategy; capital efficiency; output growth; downstream turnaround; refocus and simplification of Alternative Energy; continuing focus on efficiency; dividend payments; investments and use of balance sheet capacity. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors; natural disasters and adverse weather conditions; wars and acts of terrorism or sabotage. For more information you should refer to our Annual Report and Accounts 2008 and our 2008 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

The full text of BP p.l.c.'s 2009 half-yearly financial report is available at

www.bp.com/second_quarter_2009_results

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 28 July 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary